Filed by LifeMinders, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: LifeMinders, Inc. (Commission File No. 000-28133)

Cross Media Marketing Corrects Phone Number for Discussion of Transaction

Jul 19, 2001 (BUSINESS WIRE) -- In BW2123,
(NY-CROSS-MEDIA/LIFEMINDERS) Cross Media Marketing To
Acquire LifeMinders in $68.1 Million Transaction, eighth graph, third line should read xxx access the call by dialing (888) 423-3280
(sted access the call by dialing (800) 423-3280).

CONTACT:	Cross Media Marketing Corporation

Heidi Elizabeth Carens, 212/457-1167

hcarens@xmmcorp.com

or

CEOcast, Inc.
Mathew Henderson, 212/732-4300

or

LifeMinders, Inc.

Allison Abraham, 703/885-1315

aabraham@lifeminders.com

Cautionary Statement --- Certain statements contained herein and elsewhere on our website that are not based on historical fact are "forward looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. We intend that these forward-looking statements be subject to the safe harbor created thereby. In addition to our 2001 projections, these forward-looking statements relate to acquisition activities, revenues, earnings, liquidity, financial condition, profitability, growth and the ability to exploit our database and certain technological innovations and certain operational matters. Such forward-looking statements are based on our current expectations but involve certain risks and uncertainties . Our actual results, performance or achievements could differ materially from the results, performance or achievements projected in, or implied by, such forward-looking statements as a result of risk factors including without limitation the following: obtaining sufficient financing, among other things, to make strategically appropriate acquisitions; the adequacy of accounts receivable reserves, changes in economic conditions or a material decline in the availability of consumer credit, interest rate fluctuations, our limited operating history, our strategy of growth through acquisitions, competitive factors, the need to manage growth, volatility in the market price of the Common Stock, risks relating to government regulation of telemarketing and internet marketing activities, and potential dilution. These factors are described in detail in our 2000 Form 10-KSB and Forms 10-QSB filed with the SEC. We assume no responsibility to update the information included on our website, whether as a result of new information, future events or otherwise.

Additional Information

In connection with the merger, Cross Media and LifeMinders will be filing a joint prospectus/ proxy statement with the Securities and Exchange Commission. Investors and security holders of both Cross Media Marketing and LifeMinders are invited to read the joint prospectus/proxy statement regarding the business combination transaction referenced in the foregoing information, when it becomes available. Cross Media Marketing and LifeMinders expect to mail a joint prospectus/proxy statement about the transaction to their respective stockholders. Investors and security holders may obtain a free copy of the joint prospectus/proxy statement (when available) and other documents filed by the companies free of charge from the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint prospectus/proxy statement and such other documents may also be obtained from Cross Media Marketing or LifeMinders free of charge by directing such requests to the respective contact persons listed above.

LifeMinders and its officers and directors may be deemed to be participants in the solicitation of proxies from LifeMinders’ stockholders with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the joint proxy statement/prospectus.